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                                  EXHIBIT 21.1

     The following is a wholly owned subsidiary of the Registrant:

SUBSIDIARY                              STATE IN WHICH ORGANIZED

Hawkins Water Treatment Group, Inc.            Minnesota


The financial statements of the predecessors of Hawkins Water Treatment Group, Inc., Feed-Rite Controls, Inc., Mon-Dak Chemical, Inc., and Dakota Chemical, Inc. (which predecessors were merged into a single entity now known as Hawkins Water Treatment Group, Inc. following the end of fiscal 1997), are consolidated with those of the Registrant.

Subsequent to September 27, 1998, Hawkins Water Treatment Group is being merged into Registrant and will continue to operate as a division of Registrant.